ANGLO AMERICAN

04036347

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 16 2004 WASH. D.C. SECTION 181

5 August, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release re Anglo American plc interim results for 2004 dated 5 August 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

8/18

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN

News Release

5 August 2004

Anglo American reports record interim results for 2004, up 52%

- Record first half headline earnings[1] of $1.3 billion, an increase of 52% over corresponding period in 2003
- Total profit for the period up 125% to $1.7 billion
- Cash generation (EBITDA)[1] up 40% at $3.4 billion
- Interim dividend increased from 15 cents to 19 cents

---------■---------

- Record Base Metals performance – headline earnings increased sevenfold to $455 million
- Ferrous Metals, Coal and Platinum benefited from higher prices; demand for rough diamonds remained firm. Steady performances from Industrial Minerals and Paper and Packaging
- South African earnings negatively impacted by strong rand
- Cost and efficiency improvements resulted in total cost savings of $248 million

---------■---------

- Merger of AngloGold and Ashanti completed in April
- Ongoing development of $6 billion project pipeline
- Non-core disposals of $1.3 billion, including 20% stake in Gold Fields for $1.18 billion
- Global economic conditions remain positive for commodities

(1) See definitions beneath the financial highlights table.

HIGHLIGHTS FOR THE SIX MONTHS TO 30 JUNE 2004 US$ million except per share amounts	6 months ended 30.06.04	6 months ended 30.06.03	Change
Turnover including share of joint ventures and associates	**15,235**	12,076	26%
Total operating profit for the period	**2,248**	1,534	47%
Total operating profit before operating exceptional items	**2,248**	1,546	45%
Profit for the period	**1,709**	760	125%
Profit for the period before exceptional items	**1,200**	762	57%
Headline earnings for the period [(1)]	**1,304**	856	52%
Net operating assets [(2)]	**34,486**	24,012	44%
EBITDA [(3)]	**3,433**	2,444	40%
Net cash inflow from operating activities	**2,075**	1,286	61%
Capital expenditure	**1,397**	1,172	19%
Earnings per share (US$):			
Profit for the period	**1.20**	0.54	122%
Profit for the period before exceptional items	**0.84**	0.54	56%
Headline earnings for the period	**0.91**	0.61	49%
Dividend for the period (US cents per share)	**19**	15	27%

[(1)] Headline earnings is defined as profit for the period (after tax and minority interests), adjusted to remove the impact of exceptional items and add back goodwill amortisation. In both cases, the adjustment includes the impact of associated tax and minority interest. See note 5 to the financial information for basis of calculation of headline earnings.
[(2)] See note 2 to the financial information for definition of net operating assets.
[(3)] EBITDA is operating profit before exceptional items, depreciation and amortisation. EBITDA is reconciled to net cash inflow from operating activities before the cash flow statement.

Tony Trahar, Chief Executive, said:

"Anglo American achieved record first half headline earnings of $1.3 billion, up 52% on the corresponding period in 2003. Base Metals and Ferrous Metals reported record results due to higher metals prices and production volumes and also the impact of recent acquisitions, in particular Minera Sur Andes and Kumba. Higher profits were also recorded by Coal and Platinum. The demand for rough diamonds remained firm. Our South African operations continued to operate in a challenging environment as the South African rand strengthened further against the US dollar, rising 17% over the prior period – this impacted our gold and platinum operations in particular. Anglo American's cash generation (EBITDA) increased 40% to $3.4 billion, an increase of $1 billion over the prior period.

We continued to make significant progress on cost savings and efficiency improvements across the Group. For the first six months, we achieved $248 million in total cost savings and will clearly exceed our target of $250 million for 2004.

The Group's major expansions in South America resulted in over 40% of headline earnings coming from the Americas. South Africa accounted for 29% of headline earnings with Europe contributing 15%.

Significant developments were made in our $6 billion project pipeline, one of the largest organic growth programmes in the resources industry. Construction of the $654 million Collahuasi Rosario Project in Chile was completed some five weeks ahead of schedule and under budget and the project is coming on stream in a favourable copper price environment. In the UK, Anglo Industrial Minerals' new cement plant at Buxton commenced operation in March and is ramping up to full capacity. The Skorpion zinc mine in Namibia continued to ramp up production and is on target to achieve full production in December 2004.

The merger of AngloGold and Ashanti Goldfields of Ghana, which was completed in April this year, has created the world's second largest gold mining company in terms of production. Good progress is being made with the integration of the two companies and an organic growth pipeline of seven approved projects should add some 14 million ounces to the company's production profile.

We believe that current global economic conditions will continue to remain positive for commodities. The GDP growth trends for both the US and Japan and the ongoing industrialisation of China, while perhaps not at the recent remarkable rate of growth, as well as Russia and India, are likely to increase demand for the Group's key commodities. European economic growth, however, remains of concern, with likely adverse impact on our paper and packaging operations as well as some of our industrial minerals assets. The ever higher level of the South African rand over the past two months will – if maintained – adversely affect the performance of our South African assets in the absence of any material commodity price increases. Overall, however, our balanced geographic and asset base contributes a unique mix which, with the ongoing focus on cost efficiencies, strong cash generation and a $6 billion project pipeline, should continue to underpin our performance in the years ahead."

First half results – overview

The past six months fell into two distinct periods. The first quarter saw a number of metal prices reaching record or near-record highs as China's growing need for commodities impacted international markets. The economic turnaround in the US and Japan added to this positive momentum, which resulted in record levels of speculative activity in a number of metals. The second quarter on the other hand was dominated by fears of rising US interest rates and a potential downturn in the Chinese economy as their government announced the introduction of measures designed to reduce inflationary pressures.

Financials

Anglo American's overall performance for the first half reflected these market conditions. The Group delivered record first half headline earnings of $1.3 billion, an increase of 52% on last year's interim performance. Our Base Metals business posted record headline earnings, a sevenfold increase to $455 million, and was the largest contributor to the Group as higher copper, nickel and zinc prices and the contribution by the Minera Sur Andes operation enhanced performance. Ferrous Metals also benefited from stronger prices and the contribution from Kumba, while thermal and coking coal prices reached record levels and the platinum price remained strong.

However, Anglo American's South African operations were adversely affected by the rand/dollar exchange rate which averaged R6.67, a 17% strengthening over the prior period. While the Group's mining businesses in general turned in strong performances, its Industrial Minerals and Paper and Packaging businesses endured tougher market conditions as competitive UK aggregates markets and weak European pricing for uncoated woodfree paper products affected performance. Demand for rough diamonds remained firm.

Total profit for the period increased 125% to $1.7 billion.

Cost Savings

The ongoing focus on reducing costs and driving efficiencies across all business units resulted in total cost savings of $248 million for the first half of 2004. Clearly the Group's targeted full year cost savings of $250 million will be exceeded.

Strategy

Anglo American's strategy is to achieve real growth and added value for its shareholders across the cycle through acquisitions, brownfields and greenfields projects and by continuously improving the operating efficiency of existing assets. The Group aims to achieve world class performance in all areas of its business, to provide a safe and healthy environment for employees and to demonstrate commitment to sustainable development.

Disposals

During the period a number of significant non-core disposals were made amounting to $1.3 billion. In January, Anglo American disposed of its remaining stake in FirstRand Limited for $47 million. In March, the Group announced the sale of its 20% stake in Gold Fields Limited to Norilsk Nickel for $1.18 billion, realising a gain of $464 million. Anglo American has also agreed, subject to certain conditions, to sell its 18% stake in

Western Areas Limited to a black empowerment consortium, realising value for these shares whilst introducing a new broad-based black empowerment consortium to the South African mining industry.

Organic Growth
The first half was an active one in terms of the ongoing development of the Group's $6 billion project pipeline.

The commissioning of the $654 million Collahuasi Rosario Project commenced in late April, some five weeks ahead of schedule and under budget. The project, first announced in October 2002, will enable Collahuasi to maintain production of copper in concentrate at a long-term average rate of 400,000 tonnes per annum and is coming on stream in a favourable copper price environment. In Namibia, the Skorpion zinc mine remains on target to achieve full production by the end of 2004.

In May, Anglo American announced that it had entered into a Memorandum of Understanding with BHP Billiton to investigate a proposed expansion of adjacent coal resources in the Western Complex, South Africa. Should the proposed expansion prove viable, the establishment of the Western Complex would be an important development for the South African coal industry.

In the UK, Anglo Industrial Minerals' new cement plant at Buxton commenced operation in March and is ramping up to full capacity. The total project cost came in below budget. In China, development is proceeding at Yang Quarry, 140 km from Shanghai and the closest reserve to China's commercial capital of top-quality asphalt aggregates. The quarry expects to be fully operational in the final quarter of the year.

The $604 million paper and pulp expansion and upgrade programmes at Ruzomberok in Slovakia and Mondi's mills in South Africa are on track and within budget.

Anglo Platinum's $2 billion expansion programme is proceeding in accordance with the revised build-up profile announced in December 2003, to produce approximately 2.9 million ounces of refined platinum in 2006. The review of costs and work processes is making good progress and cost savings will start being realised in the second half of the year. The viability of expansion projects will continue to be reviewed on a regular basis, particularly with regard to the strength of the South African rand.

After a lengthy permitting process, the Group's associate De Beers has received approval of its environmental impact assessment for the proposed Snap Lake diamond mine in Canada's Northwest Territories. Subject to final approval being granted by the De Beers board in November 2004, first production is envisaged in 2007.

On iron ore, it is anticipated that final Kumba board approval to proceed with the Hope Downs project in Western Australia will be sought before the end of the year, once outstanding contractual issues have been resolved. Anglo American is also working with Kumba to investigate the 10 million tonnes per annum expansion of Kumba's Sishen iron ore mine in South Africa and to facilitate meaningful and sustainable black economic empowerment in Kumba.

Acquisitions
The merger of AngloGold and Ashanti Goldfields of Ghana was completed in April this year, creating the world's second largest gold mining company in terms of production. As a result of the merger, Anglo American's holding in AngloGold Ashanti was diluted to 47%, which has been subsequently rebuilt to 51%. On 1 July 2004, AngloGold Ashanti announced that it had agreed to pay $32 million for a 29.9% interest in Trans-Siberian Gold plc, which is developing three significant gold deposits in Russia.

In terms of future acquisitions, Anglo American remains cautious about valuations in the mining sector at this point in the cycle, although the Group continues to examine opportunities in the areas of paper and packaging and industrial minerals, where asset values appear more realistic.

In April, Anglo American acquired the remaining 30% minority interest in Frantschach AG for a total consideration of €320 million. Frantschach is now a wholly owned subsidiary of Anglo American. The acquisitions of Copamex (renamed Mondimex) and Bauernfeind were completed in the first quarter of 2004

and are performing according to expectations, having bolstered Mondi's position in the North American and central European markets respectively.

In central Europe, the acquisition of the Bilfinger Berger building materials business in December 2003 has brought with it a long term reserve position in hardstone aggregates in Germany and the Czech Republic.

Finance

In July, Anglo American announced the refinancing of its existing debt facilities with a new $2.5 billion revolving multi-currency dual tranche facility. The new facility, which will replace Anglo American's two existing loan facilities, improves the terms and conditions of the existing facilities and extends the maturity date to 2009.

In April, the credit rating agency Standard and Poor's affirmed the Group's A- long-term credit rating.

Anglo American has been advised that it will be reclassified from MSCI's emerging market index to its UK index from 30 November this year. Anglo American believes this to be the proper area of classification.

Safety, Health and Environment

It is encouraging to report that both lost-time injury frequency and fatal injury frequency rates continued to improve. The former is down by 16% and the latter 11% compared with the first half of 2003.

Anglo American's corporate global leadership role in tackling HIV/AIDS continues to make good progress. Voluntary counselling and testing (VCT) take-up is increasing at Anglo American's operations in southern Africa. VCT is a key factor in managing the Company's southern African operations in a sustainable manner. In the great majority of cases, those who are HIV-positive and are following an anti-retroviral drug treatment regimen are leading productive lives, both at home and in the workplace.

In recognition of its pioneering role in managing the HIV/AIDS epidemic, Anglo American received the Award for Leadership in the Global Business Coalition HIV/AIDS Business Excellence Awards during a ceremony held in Berlin in April presided over by German Chancellor Gerhard Schröder and World Bank President James Wolfensohn.

Black Economic Empowerment (BEE)

Paper and Packaging's Mondi South Africa business has now completed its integrated newsprint transaction with BEE group, MCI Resources, which owns a 42% equity stake in the R1.1 billion enterprise. A similar transaction for Mondi South Africa's integrated packaging business is being pursued.

Anglo Platinum continues to explore ways to extend broad-based empowerment at mine level. The 50:50 Bafokeng-Rasimone Platinum Mine joint venture with the Royal Bafokeng Nation became fully operational on 1 March 2004.

The Group continues to make good progress with its black procurement initiatives which have resulted in excess of $2 billion of procurement to date. Regarding new order mineral rights in South Africa, the Group is working towards submitting applications over a number of licence areas.

Dividend

For some years the board has adopted a dividend policy of maintaining the interim dividend at 15 cents per share. To reduce the disparity between the size of the interim and final dividends, the board has decided to increase the interim dividend by 27% to 19 cents per share and intends to maintain it at that level for the foreseeable future. The significant increase in the interim dividend should not be taken as indicative of a similar rate of increase for the total dividend. The level of the total dividend will, as always, be recommended on the basis of the full year results and in light of the board's intention to maintain a progressive dividend policy.

Outlook
Anglo American believes that current global economic conditions will continue to remain positive for commodities. The GDP growth trends for both the US and Japan and the ongoing industrialisation of China, while perhaps not at the recent remarkable rate of growth, as well as Russia and India, are likely to increase demand for the Group's key commodities. European economic growth, however, remains of concern, with likely adverse impact on Anglo American's paper and packaging operations as well as some of its industrial minerals assets. The ever higher level of the South African rand over the past two months will – if maintained – adversely affect the performance of the Group's South African assets in the absence of any material commodity price increases. Overall, however, the Group's balanced geographic and asset base contributes a unique mix which, with the ongoing focus on cost efficiencies, strong cash generation and a $6 billion project pipeline, should continue to underpin performance in the years ahead.

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resource sectors. It has significant and focused interests in gold, platinum, diamonds, coal, base metals, ferrous metals and industries, industrial minerals and paper and packaging as well as financial and technical strength. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents and headline earnings is as defined in note 5 in the financial information. EBITDA is defined in the EBITDA reconciliation before the cash flow in the financial information.

FINANCIAL REVIEW OF GROUP RESULTS

Headline earnings per share increased to $0.91 per share, up 49% over the first half of 2003. Headline earnings for the half year totalled $1,304 million, resulting from a particularly strong contribution from Base Metals and a significant increase from Ferrous Metals and Industries. Coal, Platinum, Paper and Packaging and Industrial Minerals also increased contributions. AngloGold Ashanti recorded lower earnings due mainly to the impact of the stronger rand.

Headline earnings **$ million**	**6 months 30 June 2004**	6 months 30 June 2003
Profit for the financial period	**1,709**	760
Operating exceptional items	**–**	12
Exceptional finance charge	**–**	13
Non-operating exceptional items	**(535)**	(18)
Tax on exceptionals	**30**	(7)
Goodwill amortisation	**112**	98
Related minority interests	**(12)**	(2)
Headline earnings	**1,304**	856
Headline earnings per share ($)	**0.91**	0.61

Profit for the period increased by 125% to $1,709 million compared with $760 million in the first half of 2003. This was principally due to strong operational results and significant profits on the sale of the Group's non-core interests, including Gold Fields Limited.

Summary profit and loss account **$ million**	**6 months 30 June 2004**	6 months 30 June 2003
Total operating profit before exceptional items	**2,248**	1,546
Exceptional operating items	**–**	(12)
Total operating profit	**2,248**	1,534
Non-operating exceptional items	**535**	18
Profit before interest	**2,783**	1,552
Net interest payable	**(191)**	(179)
Profit before tax	**2,592**	1,373
Tax	**(686)**	(439)
Profit after tax	**1,906**	934
Minority interests	**(197)**	(174)
Profit for the financial period	**1,709**	760
Earnings per share ($)	**1.20**	0.54

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand in particular strengthened considerably against the US dollar during the period with an average exchange rate of R6.67 compared with R8.03 in the first half of 2003. Currency movements adversely impacted headline earnings by $216 million. This was more than offset by the positive impact of increased prices amounting to $866 million.

Exceptional items
Non-operating exceptional gains amounted to $535 million. These included $464 million for the profit on sale of the Group's holding in Gold Fields Limited.

Interest
The net interest charge increased from $179 million in the first half of 2003 to $191 million. The increase reflects the increase in net debt from $6,989 million at 30 June 2003 to $8,730 million as at 30 June 2004.

Taxation
The effective rate of taxation before exceptional items was 32%. This was an increase from the effective rate of 29% in the year ended 31 December 2003, due to a number of one-off tax benefits arising in 2003 and a change in the mix of earnings contributed by the Group's businesses.

Balance sheet
Total shareholders' funds were $22,531 million compared with $19,772[(1)] million as at 31 December 2003. The increase was primarily due to retained earnings and the appreciation of the rand against the dollar.

Net debt was $8,730 million, an increase of $97 million from 31 December 2003. Net debt at 30 June 2004 comprised $11,162 million of debt, offset by $2,432 million of cash and current asset investments. Net debt to total capital as at 30 June 2004 was 24.6%, compared with 27.1%[(1)] at 31 December 2003.

Cash flow
Net cash inflow from operations was $2,075 million compared with $1,286 million in the first half of 2003. EBITDA was $3,433 million, up significantly from $2,444 million in the first half of 2003. Depreciation and amortisation increased by $280 million to $988 million.

Acquisition expenditure accounted for an outflow of $953 million. The Group has increased its interest in Anglo Platinum to 74.9% and purchased further shares in AngloGold Ashanti to restore its holding to 51%.

Proceeds from disposals excluding sale of other investments totalled $1,233 million, with proceeds on the sale of Gold Fields Limited accounting for $1,180 million.

Purchases of tangible fixed assets amounted to $1,397 million, an increase of $225 million from the first half of 2003. The major components of expansion were in Platinum and Paper and Packaging.

Dividends
An interim dividend of 19 US cents per share to be paid on 21 September 2004 has been declared.

[(1)] Restated for UITF (Urgent Issues Task Force) abstract 38. See Note 1 to the financial information.

OPERATIONS REVIEW

Base Metals

$ million	6 months ended 30.06.04	6 months ended 30.06.03
Total operating profit	**565**	98
Copper	**435**	106
Nickel, Niobium, Mineral Sands	**117**	47
Zinc	**28**	(44)
Other	**(15)**	(11)
Headline earnings	**455**	60
EBITDA	**718**	235
Net operating assets	**4,284**	3,933
Capital expenditure	**127**	155
Share of Group headline earnings (%)	**35%**	7%
Share of Group net operating assets (%)	**12%**	16%

Base Metals' operating profit rose from $98 million to a record $565 million on the back of materially higher average base metal prices, partially offset by adverse exchange rate movements.

The copper division generated an operating profit of $435 million (2003: $106 million), of which Minera Sur Andes accounted for $222 million. Copper production rose to 363,900 tonnes (2003: 350,000 tonnes), largely as a result of higher production at Los Bronces. An amount of $34 million was paid to ExxonMobil Corporation in terms of the Disputada contingent price participation agreement.

Collahuasi's $654 million Rosario project was commissioned in May, ahead of schedule and under budget. Mill throughput rates are already exceeding the 110,000 tonnes per day design capacity. Following significant exploration success the $80 million El Soldado life extension project, which will extend the mine life from 7 years to 20 years, was approved.

Operating profits for the nickel, niobium and mineral sands division totalled $117 million (2003: $47 million), buoyed by higher nickel, pig iron and zircon prices. Nickel and niobium production was in line with 2003. The operations suffered higher electricity and fuel oil costs, as well as more general cost pressures at Loma de Níquel, which continued to face challenging conditions as a result of exchange controls and an artificially low official exchange rate. At Namakwa, production from the mineral separation plant recommenced in January following the major fire in October 2003. The recovery plan was largely completed by 30 June 2004.

During the half year, the Group's 25% interest in Nkomati was sold for a consideration of $37 million and the $67 million Codemin expansion project, which will increase annual nickel production by some 4,000 tonnes, was approved.

Zinc division's operating profit increased to $28 million (2003: loss of $44 million), with favourable metal prices outweighing the adverse impact of exchange-rate movements and other non-controllable cost increases. Total zinc production for the first half was 203,200 tonnes (2003: 159,500 tonnes), mainly on account of the ramp-up of output from Skorpion, which averaged 85% of design capacity in the second quarter and remains on target to achieve full production by the end of 2004.

The $276 million 777 project at Hudson Bay, completed ahead of time and under budget, is operating at design capacity.

The outlook for base metal prices remains positive, with deficits forecast in copper, nickel and zinc, but price volatility is expected to remain high.

Paper and Packaging

$ million	6 months ended 30.06.04	6 months ended 30.06.03
Total operating profit	**320**	357
Europe	**250**	260
South Africa	**70**	97
Headline earnings	**226**	205[1]
EBITDA	**532**	523
Net operating assets	**5,887**	4,374
Capital expenditure	**409**	233
Share of Group headline earnings (%)	**17%**	24%[1]
Share of Group net operating assets (%)	**17%**	18%

Operating profit for Paper and Packaging fell by 10% from $357 million to $320 million.

Mondi Europe's operating profit of $250 million was down 4%. The single most significant factor contributing to this decrease has been the 9% price erosion in office papers since July 2003. The adverse market factors were partially compensated by incremental volumes, sustained focus on profit improvement initiatives and the benefits accruing from acquisitions.

The European packaging businesses achieved results in line with the first half of 2003. After a weak start, demand has improved, supporting paper price increases in both sack and corrugated paper grades. The recent improvement in the US market has relieved pressure from lower priced imported paper into Europe. In the converting section, slow economic growth has impacted volume expansion and placed further pressure on margins. The acquisition of Bauernfeind has strengthened Mondi's European market position and further balanced the integrated packaging paper supply. Progress is being made in enhancing the group's North American market position from the newly acquired Mondimex's Mexican base. Both Bauernfeind and Mondimex are performing ahead of expectation.

Performance slipped in the business papers sector due to ongoing price pressure. European demand has grown modestly, with dollar-denominated imported tonnage and a decline in export volumes eroding prices. Pulp prices have strengthened, with market prices up $45 per tonne creating further margin squeeze. The start-up curve on the Neusiedler Ruzomberok PM18 rebuild has been promising and the rebuild of the Ruzomberok pulp mill is progressing well.

Mondi South Africa achieved an operating profit of $70 million, a satisfactory result under difficult trading conditions. The strong rand exchange rate reduced export margins and also placed pressure on domestic pricing. Commercial shuts at packaging mills and the commissioning of the first phase of the Richards Bay 720 project in March reduced production, but higher efficiencies at other mills and cost reductions helped offset some of the negative impact.

A restructuring of the South African operations, which is near completion, will result in the integration of the European and South African uncoated woodfree businesses. This should realise significant operational and marketing benefits. Following the acquisition of the remaining 30% minority interest in Frantschach, all of the non-South African packaging operations will be consolidated into one structure.

Although pricing sentiment in Europe is improving, if dollar weakness persists a difficult second half is anticipated.

[1] Headline earnings for Paper and Packaging have been adjusted for the 6 months ended 30 June 2003 as net interest for wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities. Net interest for wholly owned operations in Paper and Packaging was $52 million and $27 million for the six months ended 30 June 2004 and 30 June 2003 respectively. Headline earnings on the former basis would therefore have been $174 million and $178 million for the six months ended 30 June 2004 and 30 June 2003 respectively. See note 5 to the financial information.

Diamonds

$ million	6 months ended 30.06.04	6 months ended 30.06.03
Total operating profit	**350**	378
Headline earnings	**217**	248
EBITDA	**395**	411
Group's share of De Beers' net assets [1]	**2,704**	2,513
Share of Group headline earnings (%)	**17%**	29%

Attributable operating profit from De Beers was $350 million (2003: $378 million). Diamond stocks reduced by nearly $400 million and operating cash flow generated was $870 million. This enabled De Beers to further reduce net interest-bearing debt from $1.76 billion at 31 December 2003 to $1.17 billion at 30 June 2004 and to reduce net gearing from 29% to 21%.

There was consistent demand for rough diamonds throughout the period and sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, totalled $2.98 billion, 2.2% higher than the equivalent period in 2003. The DTC raised its rough diamond prices on two occasions during the six months. The cumulative effect of those increases, and those previously announced in 2003, meant that the DTC's average rough prices were 14% higher than for the first half of 2003.

De Beers' older and more marginal mines in South Africa continue to struggle in the current environment, and every effort is being made to seek further efficiencies and cost reductions.

Debswana Diamond Company has lodged an application for the renewal of its Jwaneng mining licence for a further period of 25 years. The current Jwaneng licence expired on 31 July 2004 but the lease will be extended until agreement is reached between the Government of Botswana and De Beers.

De Beers announced in July that it had reached a settlement with the United States Department of Justice for the resolution of a long-standing case against De Beers in respect of industrial diamonds. In terms of the settlement, De Beers agreed to pay a fine of $10 million.

Global diamond jewellery sales in the first half of 2004 are anticipated to be 7% to 8% higher than for the same period last year, which was affected by the war in Iraq and the SARS virus. The trade is optimistic that the strong consumer demand will continue through the second half and expectations are that retail sales for the year as a whole will be comfortably ahead of 2003.

(1) De Beers is an associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for share of Group net operating assets shown for other businesses relate to the Group subsidiaries only.

Ferrous Metals and Industries

$ million	6 months ended 30.06.04	6 months ended 30.06.03
Ferrous Metals and Industries operating profit	**387**	104
Kumba	**96**	6
Highveld Steel	**67**	4
Scaw Metals	**45**	35
Samancor Group	**89**	27
Tongaat-Hulett	**28**	23
Boart Longyear	**26**	9
Terra	**41**	(3)
Other	**(5)**	3
Headline earnings	**207**	41
EBITDA	**563**	204
Net operating assets	**4,971**	2,038
Capital expenditure	**144**	59
Share of Group headline earnings (%)	**16%**	5%
Share of Group net operating assets (%)	**14%**	8%

Ferrous Metals and Industries' operating profit increased by 272% to $387 million. This was largely attributable to improved prices for iron ore, steel, manganese, ferrochrome and vanadium. Kumba's contribution was $96 million (attributable 66.6%) compared with $6 million in 2003 (attributable 20.1%).

Kumba's performance reflected increased commodity prices, higher sales volumes, solid operational performances and margin improvement initiatives, in part offset by the strong rand. Its iron ore operations benefited from an average 19% annual rise in dollar-denominated prices effective 1 April 2004.

Scaw Metals' operating profit was $45 million (2003: $35 million). Higher volumes and increased selling prices flowing from relatively strong domestic and export demand in certain product lines were offset in part by input cost increases in steel making raw materials, particularly scrap.

The attributable share of Samancor's operating profit amounted to $89 million (2003: $27 million). Samancor's manganese operations benefited from improved market conditions, resulting in stronger ore and alloy prices as well as higher sales volumes. The chrome operations likewise benefited from higher volumes and prices.

Highveld Steel and Vanadium recorded a strong interim operating profit of $67 million (2003: $4 million). This was largely a result of higher prices and volumes, as well as an improved operating performance.

Boart Longyear's operating profit was $26 million (2003: $9 million). The Product and Contracting divisions' profits in the Americas and Asia Pacific regions more than doubled, due to greatly increased drilling activity, while those in sub-Saharan Africa were boosted by higher sales of rock drills and capital equipment. The European drilling products operations performed poorly and are the subject of continued management focus.

Terra turned around an operating loss of $3 million in the first half of 2003 to generate an attributable operating profit of $41 million. This performance reflected higher nitrogen selling prices, lower natural gas costs and an attributable $6 million flowing from a successful insurance claim arising from prior litigation.

Tongaat-Hulett's operating profit was $28 million (2003: $23 million). The sugar division's profitability was negatively influenced by lower world sugar prices and reduced South African production, while the aluminium division performed satisfactorily, with strong growth recorded in its rolled products division.

Coal

$ million	**6 months ended 30.06.04**	6 months ended 30.06.03
Total operating profit	**196**	172
South Africa	**89**	69
Australia	**26**	74
South America	**81**	29
Headline earnings	**147**	107
EBITDA	**286**	256
Net operating assets	**2,103**	1,904
Capital expenditure	**64**	74
Share of Group headline earnings (%)	**11%**	13%
Share of Group net operating assets (%)	**6%**	8%

Anglo Coal's operating profit was $196 million, 14% higher than for the first half of 2003, mainly as a result of higher export prices.

Thermal coal price increases have been driven mainly by constraints on Chinese thermal coal availability for export and continued inefficiencies in the logistics chain elsewhere. Metallurgical coal prices reflect general steel sector demand and particularly Chinese demand for raw materials.

Operating profit for South African sourced coal increased by 29% to $89 million. Sales volumes rose by 4% to 26 million tonnes, mainly on account of demand from Eskom, which continues to purchase all coal that can be supplied by its tied collieries. The increase in earnings was predominantly attributable to significantly higher export prices, partially offset by underperformance in railing coal to port, and the continued strength of the South African currency.

In Australia, operating profit fell by 65% from $74 million to $26 million. This was mainly due to there being no production at Moranbah North mine from early January owing to recovery activities after a fall of ground. An insurance claim has been made in respect of the incident. Included in operating profit is an amount of $33 million for insurance proceeds attributable to the first half of the year. Longwall production at Moranbah North recommenced in July. Australian attributable saleable coal production was 9% lower at 12 million tonnes. In addition, the Australian dollar appreciated by 17% against the US dollar over the corresponding period, although this was partly offset by favourable exchange rate hedges and careful cost control.

In Colombia, attributable sales tonnes increased by 14% to 4.1 million tonnes, while operating cost reductions continue to be achieved. In Venezuela, attributable sales tonnes at Carbones del Guasare increased by 15% to 0.8 million tonnes. Average export prices in both Colombia and Venezuela were significantly higher than for the comparative period in 2003.

In China, Anglo Coal continues to make progress in achieving its future business goals and has started on a drilling programme as part of the Xiwan pre-feasibility study.

Performance in the second six months is expected to reflect both improved production and the impact of continued high coal prices.

Platinum

$ million	**6 months ended 30.06.04**	6 months ended 30.06.03
Total operating profit	**320**	204
Headline earnings	**139**	107
EBITDA	**479**	303
Net operating assets	**6,585**	4,803
Capital expenditure	**292**	394
Share of Group headline earnings (%)	**11%**	13%
Share of Group net operating assets (%)	**19%**	20%

Anglo Platinum's operating profit for the first half of 2004 rose by 57% to $320 million on the back of increased sales volumes and strong dollar prices realised on metals sold.

The average realised dollar basket price of metals sold, at $1,183 per platinum ounce, was 31.6% greater than in the first six months of 2003, with improved platinum and nickel prices making the largest contribution. The average realised price for platinum of $844 per ounce was $195 higher, while nickel was $5.83 per pound compared with $3.62.

Refined platinum production rose by 26.6% to 1,158,900 ounces as a result of the normalisation of metal flows through the process division and additional production from new operations, which increased the volume of platinum mined and purchased by 91,600 ounces. Equivalent refined platinum production, which excludes the effect of pipeline movements, increased by 7.8%.

Cash operating costs per equivalent refined ounce of platinum rose to $718 due to an increase in rand unit costs of 7.4% and the strength of the rand, which raised costs in dollar terms. Anglo Platinum continues to target a rand unit cash cost increase in line with South African inflation for 2004.

In May, Anglo Platinum successfully concluded a rights offer of convertible perpetual cumulative preference shares, which raised $599 million[(1)]. The proceeds were used to reduce short-term borrowings. Net debt has decreased from $1,038 million at the end of 2003 to $323 million. Capital expenditure for the first half amounted to $292 million (2003: $394 million).

Operations at ACP Plant and Polokwane Smelter, both of which were commissioned last year, were stable and in line with planned production build-ups. The Western Limb Tailings Retreatment Plant was commissioned at the end of 2003 and achieved a rapid build-up of tonnage.

Production performance was in line with expectations and refined platinum output is on track to meet the full year target of 2.45 million ounces. Anglo Platinum remains confident of the robustness of current and future demand for platinum and its expansion programme is proceeding in accordance with the revised build-up profile announced in December 2003. New investments are however reviewed on a regular basis to assess their viability at varying prices and exchange rates. The continuing strength of the rand against the dollar is clearly impacting the ability of new projects to meet the company's required hurdle rates. As a result, further delays in Anglo Platinum's extensive expansion programme may become unavoidable.

[(1)] Anglo American subscribed for the rights offer investing $459 million.

Industrial Minerals

$ million	6 months ended 30.06.04	6 months ended 30.06.03
Total operating profit	**145**	136
Tarmac	**126**	126
Copebrás	**19**	10
Headline earnings	**114**	113
EBITDA	**281**	250
Net operating assets	**4,440**	3,978
Capital expenditure	**127**	136
Share of Group headline earnings (%)	**9%**	13%
Share of Group net operating assets (%)	**13%**	17%

Industrial Minerals' operating profit was $145 million, 7% higher than for the first six months of 2003. Tarmac group's operating profit was flat, largely owing to challenging market conditions in the UK, offset by the strength of European currencies against the dollar and the impact of acquisitions made in the second half of 2003.

In the UK, weaker demand led to lower sales volumes in most businesses and operating profit was 3% down. In competitive market conditions price improvements were modest, but the benefits of Tarmac's ongoing business improvement and cost reduction programme helped to offset the lower volumes. The results were also held back by the performance of Concrete Products owing to a restructuring charge and costs associated with the introduction of a new IT platform. In March, the new cement plant at Buxton commenced operation, having been completed at a cost of £110 million, £5 million below budget. The plant is performing in line with expectations.

Tarmac's operating profit outside the UK improved by 20%. Underlying market conditions in the Czech Republic and Poland have strengthened following these countries' recent accession to the EU. Owing to winter conditions, operations throughout Central Europe typically suffer poor results during the first six months but improve substantially in the second half. Tarmac France reported improved profits despite continuing difficult market conditions. In Spain, the business was impacted by a slowdown in activity as a result of a period of uncertainty following the general election and adverse weather conditions.

In the Middle East, the economic boom in the UAE continued which resulted in a substantial increase in operating profit. Similarly, Tarmac's operations in Greater China reported improved results driven by the strong economic growth in that region.

Copebrás benefited from buoyant local market conditions and increased international fertiliser prices, which, together with increased production from the new Goiás plant, allowed it to double its operating profit to $19 million. The new plant has successfully positioned Copebrás to participate further in the expected continued growth of the fertiliser market in Brazil.

Gold

$ million	**6 months ended 30.06.04**	6 months ended 30.06.03
Total operating profit	**133**	180
Headline earnings	**66**	82
EBITDA	**317**	323
Net operating assets	**5,934**	2,675
Capital expenditure	**227**	117
Share of Group headline earnings (%)	**5%**	10%
Share of Group net operating assets (%)	**17%**	11%

The 17% strengthening of the rand against the dollar was the main factor in first-half operating profit decreasing to $133 million compared with $180 million in the prior period. Gold production was some 4% lower.

The second three months of 2004 saw the first material correction in the three-year rise in the spot price of gold. Until then, the dollar spot price of gold had risen every quarter since the beginning of 2001 (except for a slight retracing in the second quarter of 2003). During the second quarter, the spot price fell around $59 per ounce, from an opening high of $430 per ounce in early April to $371 per ounce in mid-May, closing the period at $393 per ounce.

The merger of AngloGold with Ashanti Goldfields was completed on 26 April 2004. Production from the Ashanti assets in respect of May and June 2004 has been incorporated into the enlarged company's results for the half-year. Although output from Ashanti's operations continues to suffer from the effects of protracted under-capitalisation, good progress is being made with the integration of the two companies. Measures to optimise production over the life of the assets are currently being introduced and their impact should begin to become apparent in the next four to six quarters.

The newly combined company has an organic growth pipeline of seven approved projects, which should add some 14 million ounces to the company's production profile. In July this year, AngloGold Ashanti announced the acquisition of a 29.9% stake in Trans-Siberian Gold for $32 million. This is a modest but important step in the company's new-frontier growth strategy.

Consolidated profit and loss account
for the six months ended 30 June 2004

US$ million	Note	Before exceptional items 6 months ended 30.06.04	Exceptional items (note 3) 6 months ended 30.06.04	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03
Group turnover including share of joint ventures and associates	2	**15,235**	**–**	**15,235**	12,076	24,909
Less: Share of joint ventures' turnover		**(496)**	**–**	**(496)**	(504)	(1,060)
Share of associates' turnover		**(2,953)**	**–**	**(2,953)**	(2,669)	(5,212)
Group turnover – subsidiaries		**11,786**	**–**	**11,786**	8,903	18,637
Operating costs		**(10,279)**	**–**	**(10,279)**	(7,979)	(17,026)
Group operating profit – subsidiaries		**1,507**	**–**	**1,507**	924	1,611
Share of operating profit of joint ventures		**167**	**–**	**167**	118	247
Share of operating profit of associates		**574**	**–**	**574**	492	748
Total operating profit	2	**2,248**	**–**	**2,248**	1,534	2,606
Profit on disposal of fixed assets	3	**–**	**535**	**535**	18	386
Profit on ordinary activities before interest		**2,248**	**535**	**2,783**	1,552	2,992
Investment income		**159**	**–**	**159**	93	308
Interest payable		**(350)**	**–**	**(350)**	(272)	(627)
Profit on ordinary activities before taxation		**2,057**	**535**	**2,592**	1,373	2,673
Tax on profit on ordinary activities	4	**(656)**	**(30)**	**(686)**	(439)	(736)
Profit on ordinary activities after taxation		**1,401**	**505**	**1,906**	934	1,937
Equity minority interests		**(201)**	**4**	**(197)**	(174)	(345)
Profit for the financial period	5	**1,200**	**509**	**1,709**	760	1,592
Equity dividends to shareholders		**(273)**	**–**	**(273)**	(212)	(766)
Retained profit for the financial period		**927**	**509**	**1,436**	548	826
Headline earnings for the financial period	5	**1,304**	**–**	**1,304**	856	1,694
Basic earnings per share (US$):						
Profit for the financial period	6			**1.20**	0.54	1.13
Headline earnings for the financial period	6			**0.91**	0.61	1.20
Diluted earnings per share (US$):						
Profit for the financial period	6			**1.14**	0.53	1.10
Headline earnings for the financial period	6			**0.87**	0.60	1.17
Dividend per share (US cents)				**19.0**	15.0	54.0
Basic number of shares outstanding[(1)] (million)	6			**1,429**	1,413	1,415
Diluted number of shares outstanding[(1)] (million)	6			**1,496**	1,427	1,478

[(1)] Basic and diluted number of shares outstanding represent the weighted average for the period.

The impact of acquired and discontinued operations on the results for the period is not material.

Consolidated profit and loss account: headline earnings analysis for the six months ended 30 June 2004

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Platinum	**139**	107	205
Gold	**66**	82	167
Diamonds	**217**	248	386
Coal	**147**	107	232
Base Metals	**455**	60	206
Industrial Minerals	**114**	113	270
Paper and Packaging[1]	**226**	205	425
Ferrous Metals and Industries	**207**	41	107
Exploration	**(42)**	(39)	(83)
Corporate Activities[1]	**(225)**	(68)	(221)
Headline earnings for the financial period	**1,304**	856	1,694

[1] The comparatives for 6 months to 30 June 2003 and year ended 31 December 2003 have been adjusted as net interest for wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities (see note 5).

Consolidated balance sheet
as at 30 June 2004

US$ million	**As at 30.06.04**	As at 30.06.03 (as restated)[1]	As at 31.12.03 (as restated)[1]
Fixed assets			
Intangible assets	**2,600**	2,269	2,267
Tangible assets	**28,227**	18,977	24,379
Investments in joint ventures:	**1,371**	1,594	1,630
Share of gross assets	**1,987**	2,384	2,483
Share of gross liabilities	**(616)**	(790)	(853)
Investments in associates	**4,217**	4,601	4,804
Other investments	**844**	1,237	772
	37,259	28,678	33,852
Current assets			
Stocks	**2,986**	2,224	2,744
Debtors	**5,225**	3,785	4,383
Current asset investments	**1,393**	926	1,032
Cash at bank and in hand	**1,039**	1,196	1,094
	10,643	8,131	9,253
Liabilities due within one year			
Short term borrowings	**(3,196)**	(3,442)	(4,094)
Other current liabilities	**(5,585)**	(4,218)	(5,224)
Net current assets/(liabilities)	**1,862**	471	(65)
Total assets less current liabilities	**39,121**	29,149	33,787
Liabilities due after one year			
Long term borrowings:	**(7,966)**	(5,669)	(6,665)
Convertible debt[2]	**(2,087)**	(1,086)	(1,088)
Other long term liabilities	**(5,879)**	(4,583)	(5,577)
Provisions for liabilities and charges	**(4,464)**	(3,276)	(3,954)
Equity minority interests	**(4,001)**	(2,454)	(3,396)
Non equity minority interests	**(159)**	–	–
Net assets	**22,531**	17,750	19,772
Capital and reserves			
Share capital and premium	**2,355**	1,965	2,022
Reserves	**1,176**	1,352	1,176
Profit and loss account	**19,000**	14,433	16,574
Total shareholders' funds (equity)	**22,531**	17,750	19,772

(1) The Group has adopted Urgent Issues Task Force (UITF) abstract 38 'Accounting for ESOP Trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1.

(2) Includes $997 million (30 June 2003: nil, 31 December 2003: nil) of convertible debt issued by listed subsidiaries.

The interim financial information was approved by the board of directors on 4 August 2004.

Consolidated statement of total recognised gains and losses for the six months ended 30 June 2004

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Profit for the financial period	**1,709**	760	1,592
Joint ventures	**127**	94	190
Associates	**346**	285	479
Unrealised profit on deemed disposal of AngloGold	**410**	–	–
Unrealised gain arising on exchange of business	**–**	–	13
Currency translation differences on foreign currency net investments	**563**	1,579	3,282
Related tax credit/(charge)	**17**	(31)	(59)
Total recognised gains for the financial period	**2,699**	2,308	4,828
Prior year adjustment	**(622)**		
Total recognised gains since last annual report	**2,077**		

Combined statement of movement in shareholders' funds and movement in reserves for the six months ended 30 June 2004

US$ million	Issued share capital	Share premium account	Merger reserve	Other reserves	Profit and loss account[1]	Total
At 31 December as previously reported	738	1,284	460	716	17,196	20,394
Prior year adjustment[2]	–	–	–	–	(622)	(622)
At 1 January 2004[2]	738	1,284	460	716	16,574	19,772
Profit for the financial period	–	–	–	–	1,709	1,709
Dividends proposed	–	–	–	–	(273)	(273)
Shares issued	8	325	–	–	–	333
Unrealised profit on deemed disposal of AngloGold[3]	–	–	–	–	410	410
Currency translation differences	–	–	–	–	563	563
Related tax credit	–	–	–	–	17	17
At 30 June 2004	**746**	**1,609**	**460**	**716**	**19,000**	**22,531**

(1) Certain of the Group's subsidiaries operate in South Africa, where significant exchange control restrictions on distributions limit the Group's access to distributable profits and cash balances.

(2) The Group has adopted UITF 38 'Accounting for ESOP Trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. This change has been accounted for as a prior year adjustment and prior year numbers have been changed accordingly. The impact of adopting this policy is to reduce net assets and shareholders' funds by $622 million at 1 January 2004 (30 June 2003: $626 million; 1 January 2003: $630 million). See note 1.

(3) AngloGold merged with Ashanti Goldfields Company Limited on 26 March 2004. As a result of this transaction, the Group's shareholding decreased from 55.8% to 47.2%, and the Group has therefore had to account for a deemed disposal in accordance with FRS 2 "Accounting for subsidiary undertakings". The holding was subsequently increased again to 51% through purchase of additional shares.

Reconciliation from EBITDA to net cash inflow from operating activities

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
EBITDA	**3,433**	2,444	4,785
Less:			
Share of operating profit of joint ventures	**(167)**	(118)	(247)
Share of operating profit of associates	**(574)**	(492)	(748)
Amortisation of goodwill in joint ventures and associates	**(25)**	(23)	(50)
Underlying depreciation and amortisation in joint ventures and associates	**(172)**	(167)	(380)
Increase in stocks	**(54)**	(246)	(302)
Increase in debtors	**(439)**	(222)	(246)
Increase in creditors	**26**	93	348
Increase in provisions	**56**	20	38
Other items	**(9)**	(3)	(14)
Net cash inflow from operating activities	**2,075**	1,286	3,184

EBITDA is operating profit before exceptional items, depreciation and amortisation.

Consolidated cash flow statement
for the six months ended 30 June 2004

US$ million	Note	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Net cash inflow from operating activities	9	**2,075**	1,286	3,184
Dividends from joint ventures and associates		**147**	203	426
Returns on investments and servicing of finance				
Interest received and other financial income		**137**	97	201
Interest paid		**(292)**	(186)	(452)
Dividends received from other fixed asset investments		**15**	14	42
Dividends paid to minority shareholders		**(139)**	(228)	(349)
Net cash outflow from returns on investments and servicing of finance		**(279)**	(303)	(558)
Taxation				
UK corporation tax		**(6)**	(2)	(6)
Overseas tax		**(240)**	(411)	(701)
Net cash outflow from taxation		**(246)**	(413)	(707)
Capital expenditure and financial investment				
Payments for tangible fixed assets		**(1,397)**	(1,172)	(3,025)
Proceeds from the sale of tangible fixed assets		**56**	40	117
Payments for other investments[1]		**(3)**	(53)	(46)
Proceeds from the sale of other investments[1]		**82**	74	617
Net cash outflow for capital expenditure and financial investment		**(1,262)**	(1,111)	(2,337)
Acquisitions and disposals				
Acquisition of subsidiaries[2][3]		**(953)**	(386)	(1,469)
Disposal of subsidiaries		**16**	2	3
Investment in joint ventures		**(1)**	–	(1)
Sale of interests in joint ventures		**37**	–	–
Repayment of loans and capital from joint ventures		**41**	–	–
Investment in associates[3]		**(1)**	(191)	(78)
Sale of interests in associates		**1,180**	219	219
Repayment of loans and capital from associates		**220**	20	41
Net cash inflow/(outflow) from acquisitions and disposals		**539**	(336)	(1,285)
Equity dividends paid to Anglo American shareholders		**(547)**	(511)	(741)
Cash inflow/(outflow) before management of liquid resources and financing		**427**	(1,185)	(2,018)
Management of liquid resources		**(344)**	251	182
Financing		**(138)**	977	1,785
(Decrease)/increase in cash in the period	10	**(55)**	43	(51)

(1) Comprises disposal and acquisition of other investments classified as fixed assets.
(2) Net of cash acquired within subsidiaries of $82 million. (6 months ended 30 June 2003: $1 million, year ended 31 December 2003: $214 million.)
(3) All amounts paid in year ended 31 December 2003 in respect of the acquisition of Kumba are included within acquisition of subsidiaries.

Notes to financial information

1 Accounting policies

The financial information has been prepared in accordance with generally accepted accounting principles in the UK. The accounting policies applied in preparing the financial information are consistent with those adopted and disclosed in the Group's statutory accounts for the year ended 31 December 2003 with the addition of UITF abstract 38 'Accounting for ESOP Trusts', which has been adopted for the first time this period. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. This change has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The impact of adopting this policy is to reduce net assets and shareholders' funds by $622 million at 1 January 2004 (30 June 2003: $626 million; 1 January 2003: $630 million).

The financial information for the year ended 31 December 2003 has been derived from the Group's statutory accounts for that period as filed with the Registrar of Companies. The auditors' report on the statutory accounts for the year ended 31 December 2003 was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The financial information in respect of the six months ended 30 June 2004 is unaudited but has been reviewed by the auditors and their report is set out on page 33. The interim financial information does not constitute statutory accounts as defined under section 240 of the Companies Act 1985.

2 Segmental information

US$ million	Turnover[1]			Operating profit[2]			Net operating assets[3]		
	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03
By business segment									
Group subsidiaries									
Platinum	1,446	917	2,232	314	202	428	6,585	4,803	6,119
Gold	928	829	1,718	107	132	226	5,934	2,675	3,302
Coal	828	730	1,556	112	140	260	2,103	1,904	2,152
Base Metals	1,303	781	1,720	446	41	(36)	4,284	3,933	4,087
Industrial Minerals	1,772	1,590	3,196	136	128	308	4,440	3,978	4,304
Paper and Packaging	3,210	2,802	5,352	309	347	638	5,887	4,374	4,820
Ferrous Metals and Industries	2,299	1,254	2,863	258	70	130	4,971	2,038	4,629
Exploration	–	–	–	(56)	(50)	(125)	–	–	–
Corporate Activities	–	–	–	(119)	(86)	(218)	282	307	296
	11,786	8,903	18,637	1,507	924	1,611	34,486	24,012	29,709
Joint ventures									
Gold	123	148	312	26	48	99			
Base Metals	245	162	346	127	53	114			
Industrial Minerals	59	45	100	7	6	14			
Paper and Packaging	52	134	274	5	10	18			
Ferrous Metals and Industries	17	15	28	2	1	2			
	496	504	1,060	167	118	247			
Associates									
Platinum	29	18	46	6	2	5			
Gold	7	5	11	–	–	1			
Diamonds	1,647	1,559	2,967	350	378	562			
Coal	212	138	295	84	32	73			
Base Metals	44	30	60	(8)	4	–			
Industrial Minerals	12	10	22	2	2	3			
Paper and Packaging	109	1	2	6	–	–			
Ferrous Metals and Industries	803	724	1,476	127	33	76			
Corporate Activities	90	184	333	7	41	28			
	2,953	2,669	5,212	574	492	748			
	15,235	12,076	24,909	2,248	1,534	2,606			

2 Segmental information continued

US$ million	Turnover[1] 6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03	Operating profit[2] 6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03	Net operating assets[3] 6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03
By geographical segment (by origin)									
Group subsidiaries									
South Africa	**4,854**	2,991	7,308	**637**	423	837	**15,777**	9,841	14,148
Rest of Africa	**136**	28	44	**(5)**	8	(4)	**3,136**	666	873
Europe	**4,539**	4,222	7,721	**322**	314	592	**8,908**	7,408	8,086
North America	**422**	354	708	**16**	(28)	(279)	**892**	997	868
South America	**1,187**	757	1,675	**480**	140	360	**3,257**	3,118	3,168
Australia and Asia	**648**	551	1,181	**57**	67	105	**2,516**	1,982	2,566
	11,786	8,903	18,637	**1,507**	924	1,611	**34,486**	24,012	29,709
Joint ventures									
South Africa	**2**	7	17	**–**	3	9			
Rest of Africa	**123**	147	312	**26**	48	98			
Europe	**106**	175	372	**10**	15	31			
North America	**15**	15	28	**2**	1	2			
South America	**243**	156	323	**127**	50	105			
Australia and Asia	**7**	4	8	**2**	1	2			
	496	504	1,060	**167**	118	247			
Associates									
South Africa	**838**	770	1,302	**140**	122	135			
Rest of Africa	**1,042**	1,012	2,157	**220**	243	398			
Europe	**461**	392	640	**84**	80	116			
North America	**288**	245	504	**28**	(6)	(4)			
South America	**202**	130	280	**70**	30	61			
Australia and Asia	**122**	120	329	**32**	23	42			
	2,953	2,669	5,212	**574**	492	748			
	15,235	12,076	24,909	**2,248**	1,534	2,606			

[1] Turnover is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited against the cost of sales. The amount credited to cost of sales for the 6 months ended 30 June 2004 was $40 million (30 June 2003: $28 million, 31 December 2003: $55 million) and relates principally to AngloGold Ashanti who credit uranium and silver to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Operating profit is stated after deducting the operating exceptional items set out on the following page, and as disclosed in note 3.

[3] Net operating assets consist of tangible ($28,227 million) and intangible assets ($2,600 million), stocks ($2,986 million) and operating debtors ($4,167 million) less non-interest bearing current liabilities ($3,494 million).

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Operating profit before operating exceptional items	**2,248**	1,546	2,892
Less Group subsidiaries' operating exceptional items:			
Platinum	**–**	–	(14)
Gold	**–**	(12)	(43)
Base Metals	**–**	–	(208)
Exploration	**–**	–	(20)
Corporate Activities	**–**	–	(1)
Operating profit after operating exceptional items	**2,248**	1,534	2,606

3 Exceptional items

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Operating exceptional items			
Impairment of Hudson Bay Mining and Smelting Co Ltd	**–**	–	(208)
Impairment of Boyongan	**–**	–	(20)
Impairment of Savuka	**–**	–	(34)
Write-down of exploration assets	**–**	(12)	(9)
Other impairments	**–**	–	(15)
Total operating exceptional items	**–**	(12)	(286)
Taxation	**–**	4	22
Minority interests	**–**	4	23
	–	(4)	(241)
Exceptional finance charge			
Share of associate's charge on early settlement of debt	**–**	(13)	(13)
Total exceptional finance charge	**–**	(13)	(13)
Non-operating exceptional items			
Disposal of interest in Gold Fields Ltd	**464**	–	–
Disposal of Nkomati	**28**	–	–
Loss on redemption of De Beers' preference shares	**(44)**	–	–
Disposal of interest in Li & Fung	**–**	–	163
Disposal of Anglovaal Mining Limited	**–**	(13)	(13)
Disposal of interest in Avgold	**25**	–	51
Disposal of interest in East Africa Gold Mines	**–**	–	25
Disposal of interest in Randgold Resources	**–**	–	17
Disposal of interest in JCI	**–**	–	(20)
Disposal of remaining interest in FirstRand Limited	**32**	–	117
Disposal of other fixed assets and investments	**28**	17	21
Share of associates' exceptional items	**2**	14	25
Profit on disposal of fixed assets	**535**	18	386
Total non-operating exceptional items	**535**	18	386
Taxation	**(30)**	3	(9)
Minority interests	**4**	(6)	(29)
	509	15	348
Total exceptional items (net of tax and minority interests)	**509**	(2)	94

4 Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
United Kingdom corporation tax at 30%	**54**	–	26
South Africa corporation tax at 30%	**103**	47	74
Other overseas taxation	**131**	140	240
Share of taxation charge of joint ventures	**6**	4	15
Share of taxation charge of associates	**169**	147	200
Current tax on exceptional items	**30**	(7)	9
Total current tax	**493**	331	564
Deferred taxation - subsidiaries	**165**	96	193
Deferred taxation - joint ventures	**24**	8	17
Deferred taxation - associates	**4**	4	(16)
Deferred taxation on exceptional items	**–**	–	(22)
Total deferred tax	**193**	108	172
Total tax charge	**686**	439	736

5 Profit for the financial period

The table below analyses the contribution of each business segment to the Group's headline earnings, which the directors believe to be a useful additional measure of the Group's performance. Headline earnings is calculated in accordance with the definition issued by the Institute of Investment Management and Research (now Society of Investment Professionals), in Statement of Investment Practice No. 1, 'The Definition of Headline Earnings'.

	6 months ended 30.06.04												
US$ million	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income	Interest expense	Net investment income	Tax	Equity minority interests	Total
By business segment													
Platinum	**320**	–	–	8	**328**	10	–	(2)	(37)	**(29)**	(101)	(59)	**139**
Gold	**133**	–	–	21	**154**	26	–	40	(37)	**29**	(44)	(73)	**66**
Diamonds	**350**	–	–	17	**367**	4	–	–	(27)	**(23)**	(122)	(5)	**217**
Coal	**196**	–	–	4	**200**	5	1	3	(2)	**7**	(60)	–	**147**
Base Metals	**565**	–	–	–	**565**	7	–	8	(22)	**(7)**	(97)	(6)	**455**
Industrial Minerals	**145**	–	–	30	**175**	3	–	(3)	(6)	**(6)**	(47)	(8)	**114**
Paper and Packaging	**320**	–	–	14	**334**	1	3	3	(13)	**(6)**	(71)	(31)	**226**
Ferrous Metals and Industries	**387**	–	–	6	**393**	23	5	–	(82)	**(54)**	(93)	(39)	**207**
Exploration	**(56)**	–	–	–	**(56)**	–	–	–	–	–	–	14	**(42)**
Corporate Activities	**(112)**	–	–	12	**(100)**	9	6	7	(124)	**(102)**	(21)	(2)	**(225)**
Headline earnings for the financial period	**2,248**	–	–	112	**2,360**	88	15	56	(350)	**(191)**	(656)	(209)	**1,304**
Headline earnings adjustments	–	–	535	(112)	**423**	–	–	–	–	–	(30)	12	**405**
Profit for the financial period	**2,248**	–	535	–	**2,783**	88	15	56	(350)	**(191)**	(686)	(197)	**1,709**

	6 months ended 30.06.03												
US$ million	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income	Interest expense	Net investment income	Tax	Equity minority interests	Total
By business segment													
Platinum	204	–	–	8	212	9	–	20	(11)	18	(71)	(52)	107
Gold	180	12	–	20	212	19	–	32	(19)	32	(80)	(82)	82
Diamonds	378	–	–	15	393	5	–	–	(33)	(28)	(112)	(5)	248
Coal	172	–	–	4	176	5	1	(23)	(4)	(21)	(48)	–	107
Base Metals	98	–	–	–	98	2	–	(4)	(20)	(22)	(14)	(2)	60
Industrial Minerals	136	–	–	26	162	3	1	(2)	(7)	(5)	(38)	(6)	113
Paper and Packaging[(1)]	357	–	–	9	366	3	2	(11)	(24)	(30)	(92)	(39)	205
Ferrous Metals and Industries	104	–	–	5	109	6	5	(6)	(44)	(39)	(29)	–	41
Exploration	(50)	–	–	–	(50)	–	–	(1)	–	(1)	–	12	(39)
Corporate Activities[(1)]	(45)	–	–	11	(34)	22	6	(1)	(97)	(70)	38	(2)	(68)
Headline earnings for the financial period	1,534	12	–	98	1,644	74	15	4	(259)	(166)	(446)	(176)	856
Headline earnings adjustments	–	(12)	18	(98)	(92)	–	–	–	(13)	(13)	7	2	(96)
Profit for the financial period	1,534	–	18	–	1,552	74	15	4	(272)	(179)	(439)	(174)	760

(1) See footnote on page 29.

5 Profit for the financial period continued

US$ million	Operating profit	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Profit before interest	Interest income	Dividend income	Other financial income	Interest expense	Net investment income	Tax	Equity minority interests	Total
	Year ended 31.12.03												
By business segment													
Platinum	433	14	–	17	464	14	–	21	(47)	(12)	(152)	(95)	205
Gold	326	43	–	41	410	42	–	51	(44)	49	(122)	(170)	167
Diamonds	562	–	–	32	594	10	–	–	(59)	(49)	(153)	(6)	386
Coal	333	–	–	8	341	13	2	(31)	(7)	(23)	(86)	–	232
Base Metals	78	208	–	1	287	6	–	(12)	(38)	(44)	(32)	(5)	206
Industrial Minerals	325	–	–	53	378	7	1	(4)	(15)	(11)	(81)	(16)	270
Paper and Packaging[1]	656	–	–	18	674	6	5	31	(48)	(6)	(172)	(71)	425
Ferrous Metals and Industries	208	–	–	13	221	58	11	(8)	(154)	(93)	(20)	(1)	107
Exploration	(125)	20	–	–	(105)	–	–	1	–	1	–	21	(83)
Corporate Activities[1]	(190)	1	–	20	(169)	44	17	23	(202)	(118)	69	(3)	(221)
Headline earnings for the financial year	2,606	286	–	203	3,095	200	36	72	(614)	(306)	(749)	(346)	1,694
Headline earnings adjustments	–	(286)	386	(203)	(103)	–	–	–	(13)	(13)	13	1	(102)
Profit for the financial year	2,606	–	386	–	2,992	200	36	72	(627)	(319)	(736)	(345)	1,592

[1] Headline earnings for Paper and Packaging and Corporate Activities have been adjusted for the 6 months ended 30 June 2003 and year ended 31 December 2003, as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities. Net interest payable for the wholly owned operations in Paper and Packaging was $52 million for the 6 months ended 30 June 2004 (6 months ended 30 June 2003: $27 million, year ended 31 December 2003: $57 million). On the former basis headline earnings for Paper and Packaging would have been $174 million for 6 months ended 30 June 2004 (6 months ended 30 June 2003: $178 million, year ended 31 December 2003: $368 million).

6 Earnings per share

	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03
Basic number of ordinary shares outstanding (million)[1]	**1,429**	1,413	1,415
Potentially dilutive ordinary shares (million)	**67**	14	63
Diluted number of ordinary shares outstanding (million)[1]	**1,496**	1,427	1,478
Profit for the financial period:			
Basic earnings per share (US$)[2]	**1.20**	0.54	1.13
Diluted earnings per share (US$)[3]	**1.14**	0.53	1.10
Headline earnings for the financial period[4]:			
Basic earnings per share (US$)	**0.91**	0.61	1.20
Diluted earnings per share (US$)	**0.87**	0.60	1.17

[1] Basic and diluted number of shares outstanding represent the weighted average for the period.

[2] Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period. The average number of shares in issue excludes the shares held by the employee benefit trust.

[3] Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

[4] Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's performance.

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Profit for the financial period	**1,709**	760	1,592	**1.20**	0.54	1.13
Operating exceptional items	**–**	12	286	**–**	0.01	0.20
Exceptional finance charge	–	13	13	–	0.01	0.01
Non-operating exceptional items	**(535)**	(18)	(386)	**(0.38)**	(0.01)	(0.27)
Amortisation of goodwill:						
Subsidiaries	**87**	75	153	**0.06**	0.05	0.11
Joint ventures and associates	**25**	23	50	**0.02**	0.02	0.04
Related tax	**30**	(7)	(13)	**0.02**	(0.01)	(0.01)
Related minority interest	**(12)**	(2)	(1)	**(0.01)**	–	(0.01)
Headline earnings for the financial period	**1,304**	856	1,694	**0.91**	0.61	1.20

7 Exploration expenditure

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Platinum	**11**	11	11
Gold	**19**	18	36
Base Metals	**18**	20	50
Impairment of Boyongan	**–**	–	20
Other	**8**	3	8
	56	52	125

8 Capital expenditure

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Platinum	**292**	394	1,004
Gold	**227**	117	339
Coal	**64**	74	207
Base Metals	**127**	155	352
Industrial Minerals	**127**	136	316
Paper and Packaging	**409**	233	601
Ferrous Metals and Industries	**144**	59	195
Other	**7**	4	11
	1,397	1,172	3,025

9 Reconciliation of Group operating profit to net cash flow from operating activities

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Group operating profit – subsidiaries	**1,507**	924	1,611
Exceptional operating charges (all non cash items)	**–**	12	286
Group operating profit before exceptionals	**1,507**	936	1,897
Depreciation and amortisation charges	**988**	708	1,463
Increase in stocks	**(54)**	(246)	(302)
Increase in debtors	**(439)**	(222)	(246)
Increase in creditors	**26**	93	348
Increase in provisions	**56**	20	38
Other items	**(9)**	(3)	(14)
Net cash inflow from operating activities	**2,075**	1,286	3,184

10 Reconciliation of net cash flow to movement in net debt

US$ million	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
(Decrease)/increase in cash in the period	**(55)**	43	(51)
Cash inflow/(outflow) from debt financing	**314**	(1,038)	(1,406)
Cash inflow/(outflow) from management of liquid resources	**344**	(251)	(182)
Change in net debt arising from cash flows	**603**	(1,246)	(1,639)
Loans and current asset investments acquired with subsidiaries	**(543)**	(70)	(746)
Loans and current asset investments disposed with subsidiaries	**–**	3	5
Exchange adjustments	**(157)**	(98)	(675)
Movement in net debt	**(97)**	(1,411)	(3,055)
Net debt at start of the period	**(8,633)**	(5,578)	(5,578)
Net debt at end of the period	**(8,730)**	(6,989)	(8,633)

11 Movement in net debt

US$ million	As at 31.12.03	Cash flow	Acquisitions excluding cash	Other non-cash movements	Exchange movements	**As at 30.06.04**
Cash at bank and in hand	1,094	(55)	–	–	–	1,039
Debt due after one year	(6,665)	(1,176)	(268)	275	(132)	(7,966)
Debt due within one year	(4,094)	1,490	(275)	(275)	(42)	(3,196)
	(10,759)	314	(543)	–	(174)	(11,162)
Current asset investments	1,032	344	–	–	17	1,393
Total	(8,633)	603	(543)	–	(157)	(8,730)

Independent review report to Anglo American plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, consolidated profit and loss account: headline earnings analysis, consolidated balance sheet, consolidated statement of total recognised gains and losses, combined statement of movement in shareholders' funds and movement in reserves, consolidated cash flow statement and the related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
London
United Kingdom

4 August 2004

Production statistics

	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03
Anglo Platinum (troy ounces)			
Platinum	**1,182,700**	933,300	2,356,100
Palladium	**634,900**	479,200	1,213,700
Rhodium	**109,300**	100,200	237,400
Nickel (tonnes)	**11,300**	10,300	22,500
AngloGold Ashanti (gold in troy ounces)			
South Africa	**1,529,000**	1,612,000	3,281,000
North and South America	**393,000**	513,000	922,000
Australia and Asia	**184,000**	226,000	432,000
Rest of the World	**619,000**	485,000	981,000
	2,725,000	2,836,000	5,616,000
Gold Fields (gold in troy ounces)			
Gold	**207,000**	441,800	870,500
Anglo Coal (tonnes)			
South Africa			
Eskom	**15,995,300**	14,911,000	31,301,000
Trade	**9,945,300**	10,008,000	20,435,700
Australia	**11,994,800**	13,120,000	26,125,400
South America	**4,891,700**	4,294,000	8,728,400
	42,827,100	42,333,000	86,590,500
Anglo Base Metals			
Copper (tonnes)			
Collahuasi	**84,300**	90,400	173,700
Mantos Blancos	**75,400**	71,600	147,100
Minera Sur Andes	**150,800**	131,300	278,300
Black Mountain and Hudson Bay	**43,200**	46,200	87,800
Other	**10,200**	10,500	21,900
	363,900	350,000	708,800
Nickel (tonnes)			
Loma de Niquel	**8,500**	8,200	17,200
Codemin	**3,100**	3,200	6,400
Other	**100**	600	1,300
	11,700	12,000	24,900
Zinc (tonnes)			
Hudson Bay	**52,700**	60,200	117,900
Black Mountain	**13,300**	12,100	25,900
Skorpion[(1)]	**56,700**	6,700	47,400
Lisheen[(2)]	**80,500**	80,500	169,300
	203,200	159,500	360,500
Lead (tonnes)			
Black Mountain	**16,800**	22,500	39,600
Lisheen[(2)]	**9,500**	10,500	20,800
	26,300	33,000	60,400

Production statistics continued

	6 months ended 30.06.04	6 months ended 30.06.03	Year ended 31.12.03
Anglo Base Metals (continued)			
Mineral sands (tonnes)			
Slag tapped	**81,800**	73,800	165,800
Pig iron	**48,200**	38,900	91,100
Zircon	**58,700**	53,200	93,300
Rutile	**10,800**	11,500	20,400
Niobium (tonnes)			
Catalão	**1,700**	1,700	3,300
Anglo Industrial Minerals (tonnes)			
Aggregates	**33,225,000**	32,192,000	67,158,100
Lime products	**503,611**	443,000	893,800
Concrete (m^3)	**4,167,000**	4,038,100	7,874,600
Sodium tripolyphosphate	**55,927**	37,400	88,800
Phosphates	**563,180**	407,400	1,040,300
Anglo Paper and Packaging (tonnes)			
South Africa			
Pulp	**18,400**	65,000	109,810
Graphic papers	**298,700**	272,700	507,270
Packaging papers	**297,100**	319,800	590,740
Corrugated board (000 m^2)	**155,200**	144,300	297,780
Wood chips (green metric tonnes)	**1,149,200**	1,152,600	2,122,470
Mining timber	**74,100**	77,600	158,640
Europe			
Pulp	**100,080**	86,300	181,860
Graphic papers	**939,290**	833,160	1,648,280
Packaging papers	**946,400**	848,400	1,790,600
Corrugated board (000 m^2)	**1,028,200**	762,300	1,384,900
Paper sacks (m units)	**2,030**	1,596	3,267
Anglo Ferrous Metals and Industries (tonnes)			
Iron ore[(3)]	**15,212,000**	2,914,500	7,837,468
Rolled products	**565,338**	545,179	930,378
Grinding media (Moly-Cop)	**194,793**	188,772	388,886
Manganese ore (mtu m)	**53**	37	76
Manganese alloys	**173,960**	169,800	288,176
Chrome alloys	**255,358**	212,184	446,859
Continuous cast blocks	**456,971**	456,557	877,405
Vanadium slag	**32,516**	37,065	69,814
Sugar	**392,510**	399,326	1,066,902
Aluminium	**79,600**	82,700	146,729

The figures above and on the previous page include the entire output of consolidated entities and the Group's share of joint ventures and associates where applicable.

(1) Skorpion commenced commercial production in May 2004.
(2) Lisheen's production to June 2003 represents 100% share following the restructuring in February 2003.
(3) Kumba Resources was accounted for as an associate undertaking from 7 February 2003 until 5 December 2003, when it became a subsidiary undertaking. Kumba's total production for 6 months ended 30 June 2003 and year ended 31 December 2003 amounted to 14,753,000 and 29,593,000 respectively.

Exchange rate and commodity prices

US dollar exchange rates	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Average spot prices for the period			
South African rand	**6.67**	8.03	7.55
Sterling	**0.55**	0.62	0.61
Euro	**0.81**	0.90	0.88
Australian dollar	**1.35**	1.62	1.53
Period end spot prices			
South African rand	**6.23**	7.48	6.67
Sterling	**0.55**	0.61	0.56
Euro	**0.82**	0.87	0.79
Australian dollar	**1.44**	1.49	1.33

Commodity prices Average market prices for the period	**6 months ended 30.06.04**	6 months ended 30.06.03	Year ended 31.12.03
Gold – US$/oz	**401**	349	363
Platinum – US$/oz	**850**	654	692
Palladium – US$/oz	**248**	207	201
Rhodium – US$/oz	**696**	557	530
Copper – US cents/lb	**125**	75	81
Nickel – US cents/lb	**619**	379	437
Zinc – US cents/lb	**48**	35	38
Lead – US cents/lb	**38**	21	23
European eucalyptus pulp price (CIF) – US$/tonne	**525**	480	500

Reconciliation of subsidiaries' and associate's profits to those included in the consolidated financial statements

For the 6 months ended 30 June 2004
Note only key reported lines are reconciled

US$ million

AngloGold Ashanti Limited	**6 months ended 30.06.04**
IAS adjusted headline earnings (published)[1]	111
Exploration (excluding joint ventures)	19
	130
Amortisation on bond discount	5
Depreciation on assets revalued on acquisition	(5)
Minority interest	(64)
UK GAAP contribution to headline earnings	**66**

[1] Before unrealised non-hedge derivatives and fair value losses on interest rate swaps.

US$ million

Anglo American Platinum Corporation Limited	**6 months ended 30.06.04**
IAS net profit (published)	217
Secondary Tax on companies adjustment	(9)
Net movement on unrealised profit on forward exchange contracts	(9)
Exploration	11
Profit on assets exchanged not recognised for UK GAAP	(10)
Net exceptional items	22
Weighted average exchange impact	3
Other	4
	229
Minority interest	(58)
Depreciation on assets revalued on acquisition	(32)
UK GAAP contribution to headline earnings	**139**

US$ million

DB Investments SA			**6 months ended 30.06.04**
Reconciliation of headline earnings	Total	Ordinary shares	Preference shares[3]
DBI headline earnings – IAS (100%)	424	–	–
GAAP adjustments[1]	(14)	–	–
DBI headline earnings – UK GAAP (100%)	410	357	53
AA plc's 45% ordinary share interest	161	161	–
Additional 3.65% ordinary share interest[2]	13	13	–
AA plc's portion of the preference shares[3]	43	–	43
AA plc headline earnings	**217**	**174**	**43**

[1] *The GAAP adjustments include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in the first six months of 2004, being the portion that was realised in the period.*

[2] *As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.*

[3] *AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$35 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$1 million) and goodwill amortisation (+US$9 million) in the same way as the ordinary share interest is calculated.*

Summary by business segment

US$ million	Headline earnings/(loss) 6 months ended 30.06.04	Headline earnings/(loss) 6 months ended 30.06.03	Operating profit/(loss) 6 months ended 30.06.04	Operating profit/(loss) 6 months ended 30.06.03
Platinum	**139**	107	**320**	204
Gold	**66**	82	**133**	180
Diamonds	**217**	248	**350**	378
Coal	**147**	107	**196**	172
South Africa	**65**	37	**89**	69
Australia	**24**	50	**26**	74
South America	**58**	20	**81**	29
Base Metals	**455**	60	**565**	98
Copper	**361**	82	**435**	106
Nickel, Niobium, Mineral Sands	**81**	33	**117**	47
Zinc	**26**	(46)	**28**	(44)
Other	**(13)**	(9)	**(15)**	(11)
Industrial Minerals	**114**	113	**145**	136
Europe	**107**	111	**126**	126
Brazil	**7**	2	**19**	10
Paper and Packaging	**226**	205[1]	**320**	357
Europe	**170**	135	**250**	260
South Africa	**56**	70	**70**	97
Ferrous Metals and Industries	**207**	41	**387**	104
Kumba	**32**	1	**96**	6
Highveld Steel	**37**	3	**67**	4
Scaw Metals	**33**	28	**45**	35
Samancor Group	**67**	9	**89**	27
Boart Longyear	**17**	6	**26**	9
Tongaat-Hulett	**6**	(3)	**28**	23
Terra	**17**	(9)	**41**	(3)
Other	**(2)**	6	**(5)**	3
Exploration	**(42)**	(39)	**(56)**	(50)
Corporate	**(225)**	(68)[1]	**(112)**	(45)
Gold Fields	**6**	29	**7**	41
Other	**(231)**	(97)	**(119)**	(86)
	1,304	856	**2,248**	1,534

(1) Headline earnings for Paper and Packaging and Corporate Activities have been adjusted for the 6 months ended 30 June 2003 as net interest for the wholly owned operations in Paper and Packaging is now accounted for centrally in Corporate Activities. Net interest payable for the wholly owned operations in Paper and Packaging was $52 million and $27 million for the six months ended 30 June 2004 and 30 June 2003 respectively. On the former basis, headline earnings for the 6 months ended 30 June 2004 and 6 months ended 30 June 2003 would have been $174 million and $178 million respectively.

ANGLO AMERICAN plc
(Incorporated in England and Wales – Registered number 3564138)
('the Company')

Notice of Interim Dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2004 will be payable as follows:

Amount (United States currency)	19 cents per ordinary share (see notes 1 and 2)
Currency conversion date	Monday 2 August 2004
Last day to trade on the JSE Securities Exchange South Africa ('JSE') to qualify for the dividend	Friday 13 August 2004
Ex-dividend on the JSE from the commencement of trading on	Monday 16 August 2004
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 18 August 2004
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 20 August 2004
Last date for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Computershare or Central Securities Depositary Participants ('CSDPs')	Tuesday 31 August 2004
Dividend warrants posted	Monday 20 September 2004
Payment date of dividend	Tuesday 21 September 2004

Notes:

1 Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday 20 August 2004. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 10.3702 pence per ordinary share based on an exchange rate of US$1= £0.5458. The equivalent of the dividend in euros will be 15.7244 euro cents per ordinary share based on an exchange rate of US$1 = € 0.8276.

2 Shareholders on the South African branch register will be paid in South African rand at R1.1801 per ordinary share based on an exchange rate of US$1 = R6.2108.

3 Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Monday 16 August 2004 to Friday 20 August 2004 (both days inclusive).

4 Share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Tuesday 5 October 2004 in respect of shares acquired in terms of the DRIP, subject to the acquisition of shares on the open market.

5 Copies of the terms and conditions of the DRIP are available from the Company's Registrar or the Registrar's Agent.

By order of the Board

N Jordan
Secretary

4 August 2004

Registered office	UK Registrar	Registrar's Agent (South Africa)
20 Carlton House Terrace London SW1Y 5AN England	Computershare Investor Services PLC P.O. Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH England	Computershare Investor Services 2004 (Pty) Ltd 70 Marshall Street Johannesburg 2001 South Africa